SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
Peabody Energy Corporation
 (Name of Issuer)
Common Stock, $0.01 par value

Series A Convertible Preferred Stock, $0.01 par value
(Title of Class of Securities)
704549104
 (CUSIP Number)
Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8,941,126 (1)(2)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

8,941,126 (1)(2)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,941,126 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%(2)

14.	TYPE OF REPORTING PERSON

PN
(1)
 Includes 4,525,629 shares of Common Stock issuable upon the conversion of the 2,291,574 shares of Series A Convertible Preferred Stock.  The number of shares of Common Stock into which the Series A Convertible Preferred Stock of the Issuer is convertible is based upon the conversion rate of 1.9749 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the Issuer's Registration Statement on Form S-1 filed with the SEC on April 11, 2017.  See Item 5(a).

(2)	Includes Common Stock issuable upon exercise of warrants to purchase 94 shares of Common Stock. See Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,000,034 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,000,034 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,000,034 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%(2)

14.	TYPE OF REPORTING PERSON

PN

(1)
Includes 9,617,024 shares of Common Stock issuable upon the conversion of the 4,869,626 shares of Series A Convertible Preferred Stock. The number of shares of Common Stock into which the Series A Convertible Preferred Stock of the Issuer is convertible is based upon the conversion rate of 1.9749 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the Issuer's Registration Statement on Form S-1 filed with the SEC on April 11, 2017.  See Item 5(a).

(2)	Includes Common Stock issuable upon exercise of warrants to purchase 201 shares of Common Stock. See Item 6.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,000,034 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,000,034 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,000,034 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3% (2)

14.	TYPE OF REPORTING PERSON

CO
1)
Includes 9,617,024 shares of Common Stock issuable upon the conversion of the 4,869,626 shares of Series A Convertible Preferred Stock. The number of shares of Common Stock into which the Series A Convertible Preferred Stock of the Issuer is convertible is based upon the conversion rate of 1.9749 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the Issuer's Registration Statement on Form S-1 filed with the SEC on April 11, 2017.  See Item 5(a).

2)	Includes Common Stock issuable upon exercise of warrants to purchase 201 shares of Common Stock. See Item 6.

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, $0.01 par value (the "Common Stock"), of Peabody Energy Corporation ("Issuer"). The Issuer's principal executive office is located at 701 Market Street, St. Louis, Missouri 63101-1826.
Item 2.	Identity and Background.
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:
NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above  has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Singer is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital
Elliott directly or indirectly acquired 8,941,126 shares of Common Stock, on a fully converted basis, including the Common Stock issuable upon exercise of warrants to purchase 94 shares of Common Stock.  Elliott purchased 173,760 shares using its working capital at an aggregate purchase price of approximately $4,834,613.

Elliott International Working Capital
Elliott International directly or indirectly acquired 19,000,034 shares of Common Stock, on a fully converted basis, including the Common Stock issuable upon exercise of warrants to purchase 201 shares of Common Stock.  Elliott International purchased 369,240 shares using its working capital at an aggregate purchase price of approximately $10,273,552.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
The Reporting Persons, directly or indirectly, acquired securities of the Issuer necessitating this filing in consideration for claims extinguished as part of the Issuer's emergence from Bankruptcy. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Common Stock. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

ITEM 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 27,941,160 shares of Common Stock, including 14,142,654 shares of Common Stock issuable upon the conversion of the Issuer's Series A Convertible Preferred Stock constituting a combined economic exposure in the Issuer of approximately 25.4% of the shares of Common Stock outstanding calculated based on a the conversion or exercise of the Issuers outstanding Series A Convertible Preferred Stock.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 110,060,734 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 7, 2016, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on April 11, 2017, assuming conversion of all the Reporting Person's Preferred Stock and exercise of all the Reporting Person's warrants.
As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), may be deemed to own 8,941,126 shares of Common Stock, including 4,525,629 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and including 94 warrants to purchase Common Stock, constituting 8.1% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International through Luxembourg Investment Company 162 S.a.R.L., a Luxembourg limited company ("Luxembourg") and a wholly-owned subsidiary of Elliott International, may be deemed to own 19,000,034 shares of Common Stock, including 9,617,024 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock and including 201 warrants to purchase Common Stock, constituting 17.3% of the shares of Common Stock outstanding.  EICA, as the investment manager of Elliott International may be deemed to beneficially own the 19,000,034 shares of Common Stock deemed to be beneficially owned by Luxembourg, constituting approximately 17.3% of the shares of Common Stock outstanding , including the 201 warrants to purchase Common Stock.
Each of Elliott, Elliott International and EICA may be deemed to beneficially own 27,941,160 shares of Common Stock, including 14,142,654 shares underlying the Issuer's Series A Convertible Preferred Stock convertible as of the date hereof, constituting approximately 25.4% of the shares of Common Stock outstanding.  Additionally, Elliott, Elliott International and EICA may be deemed to beneficially hold 295 warrants for the exercise of Common Stock.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Luxembourg, Elliott International and EICA. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Luxembourg, Elliott International and EICA.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Following the Issuer's emergence from bankruptcy, Elliott acquired 2014 shares of Common Stock and warrants to purchase 94 shares of Common Stock and Elliott International acquired 4,287 shares of Common Stock and warrants to purchase 201 shares of Common Stock, pursuant to a settlement agreement.
On April 13, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Joint Filing Agreement.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 13, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, $0.01 par value, of Peabody Energy Corporation. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	April 13, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 11
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P.. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
04/05/17	Common Stock	32,000	$27.9693
04/05/17	Common Stock	51,200	$27.9933
04/05/17	Common Stock	32,000	$27.9955
04/06/17	Common Stock	58,560	$27.5014

The following transactions were effected by Elliott International, L.P. (through Luxembourg) in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
04/05/17	Common Stock	68,000	$27.9693
04/05/17	Common Stock	108,800	$27.9933
04/05/17	Common Stock	68,000	$27.9955
04/06/17	Common Stock	124,440	$27.5014

1 See Item 6 for a description of the cashless exercise of warrants.